EXHIBIT 99























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PRESS RELEASE

Intershop Reports Fourth Quarter 2000 Results

2000 revenue increased by 166 percent over 1999
Intershop launches corporate restructuring initiative

Hamburg/San  Francisco,  January 31, 2001 - Intershop  Communications  AG (Neuer
Markt: ISH, NASDAQ: ISHP), a leading provider of e-business software, today announced financial results for the fourth quarter and the full year 2000, which ended December 31, 2000.

Fourth quarter revenues increased 56 percent to Euro 30.2 million ($28.1 million) from Euro 19.3 million ($17.9 million) for the same period in 1999 and decreased 14 percent sequentially from Euro 35.2 million ($32.7 million) in the third quarter 2000. For the full year, revenues increased by 166 percent to Euro
123.0 million ($114.4 million) as compared to Euro 46.3 million ($43.0 million) in 1999.

The company reported a fourth quarter 2000 net loss of Euro 32.5 million ($30.2 million), compared to a loss of Euro 7.4 million ($6.9 million) in Q4 1999.
Intershop announced a fourth quarter loss of Euro 0.38 ($0.36) per share, compared to a loss of Euro 0.09 ($0.08) per share a year ago. Net loss for the full year 2000 was Euro 39.3 million ($36.5 million) compared to a net loss of Euro 18.4 million ($17.1 million) in 1999, representing a net loss per share of Euro 0.47 ($0.44), compared to a loss of Euro 0.23 ($0.22) per share a year ago.


================================= ============== =============== ============= ============== =============
In millions, except per share       Q4, 2000        Q4, 1999       % Growth      Q3, 2000       % Growth
data and percentages
================================= ============== =============== ============= ============== =============
Total Revenue                       Euro 30.2      Euro 19.3         56%         Euro 35.2       (14)%
================================= ============== =============== ============= ============== =============
Operating Loss                      Euro 33.4       Euro 8.0         318%        Euro 9.2         263%
================================= ============== =============== ============= ============== =============
Net Loss                            Euro 32.5       Euro 7.4         339%        Euro 9.8         231%
================================= ============== =============== ============= ============== =============
Diluted Net Loss Per Share          Euro 0.38      Euro 0.09         322%        Euro 0.12        217%
================================= ============== =============== ============= ============== =============

================================= ========================= ======================= =======================
In millions, except per share         12 Months Ended          12 Months ended         Annual Growth %
data and percentages                      12/31/00                 12/31/99
================================= ========================= ======================= =======================
Total Revenue                            Euro 123.0               Euro 46.3                  166%
================================= ========================= ======================= =======================
Operating Loss                           Euro 40.7                Euro 20.1                  102%
================================= ========================= ======================= =======================
Net Loss                                 Euro 39.3                Euro 18.4                  114%
================================= ========================= ======================= =======================
Diluted Net Loss Per Share               Euro 0.47                Euro 0.23                  104%
================================= ========================= ======================= =======================

Management Review

Intershop CEO Stephan Schambach commented, "We bring the year 2000 to a close having made significant advances but we also face new challenges as we look ahead to 2001. With our industry-leading Enfinity technology, our first class-customer base, our worldwide network of integration and technology partners, and our international presence, Intershop is well positioned for the long-term success in the e-commerce software market. But we need to take better advantage of these assets. The fourth quarter marked the addition of an impressive number of first-class customers with Nextra, Pechiney, Tele Danmark, American Express UK, and Compaq Computer Japan choosing Intershop as their e-business platform. Despite adding numerous world class customers, fourth quarter results compared to our original estimates were clearly disappointing. Intershop posted solid quarterly sequential revenue growth within its core European home market, with European sales increasing sequentially 12 percent to Euro 24.7 million. A strong European performance was offset by a notable slowdown in the North American market. The weakness in the U.S. market was related

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to two factors. First, several large U.S. deals that we expected to close in the final weeks of the quarter were postponed as clients' fears of a slowdown in the U.S. economy lengthened the sales cycle. In many cases, large U.S. platform purchases were pushed out from the fourth quarter of 2000 to 2001. The second factor impacting growth was the under penetration of the North American markets where Intershop is still building brand awareness, extending the direct sales force and broadening the network of integration partners."

"Despite the weak fourth quarter we are still pleased with our annual top line growth of 166 percent, which exceeds our original target of 100 percent from the beginning of the year by far," stated Wilfried Beeck, Intershop's CFO. "After experiencing higher than expected revenue growth in the first six months of the year, we decided to accelerate our investments in marketing, engineering and headcount. Unfortunately the sales growth in the second half of 2000 did not meet our expectations, especially in the U.S. market."

Turnaround Measures for U.S. Operations

Mr. Schambach added, "In response to this U.S. shortfall in the fourth quarter, we intend to re-focus our U.S. operations. We are fully dedicated to strengthening our presence in the American market by concentrating the U.S. organization on revenue generating activities. While continuing to offer the full range of products we are focusing our U.S. go-to-market-strategy on selected B2B markets where Intershop has clear advantages over the competition, such as the "supplier enablement" segment targeting companies that want to sell through electronic marketplaces and exchanges. Our relationship with CommerceOne and our first successful reference customers in this area will definitely support this strategy. Further we intend to strengthen our relationships with strategic sales partners and intend to selectively increase our existing sales and marketing capacities to support key partners."

Worldwide Restructuring Program

He continued, "The second area of change is a corporate-wide restructuring to streamline our worldwide organization. In January we reduced our staff by approximately 200 positions globally. We are consolidating some of our global functions, mainly U.S. based functions that we are relocating to Germany, in order to take advantage of synergetic opportunities with our existing operations there. And we will continue to add experienced senior management to the existing executive team to manage the Company's growth."

Increase Sales Effectiveness

Mr. Schambach added, "Finally, we will improve the effectiveness of our global sales strategy by strengthening the relationships with our top implementation and technology partners as well as with our customers. This also means new product offerings. Intershop will launch a number of cross-industry offerings that will take advantage of Enfinity superior technology and complement the products built-in functionality with critical features needed to integrate business partners across the value chain, specifically in the B2B market. Also, Intershop and its partners will offer industry-specific bundles developed by partners."

Outlook 2001

"We have actively taken these measures to bring our financial performance back on track," said CFO Wilfried Beeck. "We are committed to achieving profitability on a quarterly basis by the end of 2001. We expect that these initiatives, which we are now implementing, will start to become fully effective in the second quarter of this year. Currently we expect to achieve annual revenue for 2001 in the range of 140 to 160 million Euro with a net loss in the range of the year 2000 result. After we have executed our turnaround program we expect continuing substantial growth for Europe while revenue growth in the Americas and Asia is expected to be lower with regard to the difficulties that we have experienced during the last quarter."


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HIGHLIGHTS Q4 2000

CUSTOMERS
o Intershop continued to expand its client base through 278 new customer wins such as American Express UK, Compaq Computer Japan, Danish Tourist Counsel, Golf Portal, Nextra, Pechiney, and Tele Danmark. Intershop ended the fourth quarter with 572 customers. Repeat business from existing customers, such as ABB Motors, Bosch, Deutsche Telekom, Hewlett-Packard, Mannesmann Dematic, Motorola, Otto Versand, and Playmobil accounted for 71 percent of revenue.
o Intershop sold 54 Enfinity platforms during the quarter, bringing the cumulative number of Enfinity platforms sold to date to 249. Enfinity accounted for 75 percent of total license revenue and was again the driving factor behind our business.

CHANNEL DEVELOPMENT
o Channel and integration partners who delivered or influenced our business significantly include PricewaterhouseCoopers, CSC, Hewlett-Packard, Cap Gemini, PSI, WWL, Unisys, Siemens, Zuchetti, Plaut, Icon Medialab, Computer Partner and Orbit Commerce.
o During the fourth quarter, revenues generated through channel partners were 54 percent of total revenues.
o Intershop trained 2,295 external consultants during the quarter, which brings the total number of trained consultants to 10,347 of which over 8,000 are trained on Enfinity.
o The strategic alliance with Hewlett-Packard (HP) was further enhanced during the fourth quarter with HP positioning Intershop as one of its premier solution partners worldwide. HP also invested heavily in Q4 in infrastructure and training in the adoption and integration of Intershop product offerings. HP is also using Enfinity as its preferred internal B2B platform. The port of Enfinity 2 on the HP-UX server platform was completed in the fourth quarter and the final version will be generally available in February. HP and Intershop have successfully joined forces on a number of Enfinity projects, and we expect this number to grow when we release Enfinity on HP-UX.

PRODUCTS
o Intershop launched Enfinity 2 in the fourth quarter, a new customer driven release of Intershop's leading e-business solution for the enterprise, which was first introduced in October 1999. Enfinity 2 offers expanded multi-channel selling capabilities through packaged integration into B2B exchanges and expanded B2B selling features, peak performance and scalability as well as pre-packaged integration points with leading business systems to further reduce implementation efforts.
o Enfinity 2 received top marks for superior scalability and performance in a recent Sun Microsystems benchmark testing. During the Christmas season several high-performing e-commerce sites were powered successfully by Enfinity, proving its viability during the busiest retail season of the year.
o In November Enfinity 1.1 was ranked top amongst e-commerce platforms by Forrester Research. Enfinity received also outstanding assessments from other leading U.S. industry research firms like Gartner, Meta and the Patricia Seybold Group.

CORPORATE STRUCTURE
o In November Intershop entered the Japanese market by opening a new office in Tokyo. A Japanese version of Enfinity is already available. Intershop expects a significant revenue stream to come from the Japanese market in the future.
o In December Intershop consolidated Subotnic GmbH, a developer of content management systems that was acquired in the third quarter 2000.
o    Intershop had 1,218 employees at December 31, 2000.


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CONFERENCE CALL INFORMATION:

The Company will hold a conference call (with audio webcast at http://www.intershop.com) with CEO Stephan Schambach and CFO Wilfried Beeck to discuss more details regarding Q4 results, the restructuring program and the Company's outlook. The conference call is scheduled for Wednesday, January 31, 2001, 05:00 p.m. CET (11:00 a.m. EST).

ABOUT INTERSHOP:

Intershop Communication AG, is a leading provider of e-business applications for enterprises selling through multiple channels. Intershop's feature-rich e-business applications enable companies to sell direct, through distributors and marketplaces, and integrate with brick and mortar operations. Specifically designed to support the many ways that organizations sell, Intershop's solutions are designed for quick implementation and seamless integration into existing systems. Intershop provides applications and solutions to some of the world's largest enterprises, including Hewlett-Packard, Intel, Motorola, Shell and Time Warner. Founded in 1992, Intershop is headquartered in San Francisco with offices in the U.S., Germany, Australia, Brazil, Canada, Denmark, Finland, France, Germany, Hong Kong, Korea, Norway, Singapore, Sweden, Taiwan and the United Kingdom and can be found on the World Wide Web at http://www.intershop.com.
------------------------

Investor Relations:                                 Financial Press Europe:
Dr. John Lange                                      Heiner Schaumann
T: +49-40-23709-128                                 T: +49-3641-50-1000
F: +49-40-23709-111                                 F: +49-3641-50-1002
j.h.lange@intershop.de                              h.schaumann@intershop.de
----------------------                              ------------------------

Investor Relations Contact U.S.:                    Financial Press U.S.:
Amy Shoffner                                        Kathleen O'Boyle
T: +1-415-844-1555                                  T: +1-415-844-3796
F: +1-415-449-3573                                  F: +1-415-844-3800
a.shoffner@intershop.com                            k.oboyle@intershop.com
------------------------                            ----------------------


THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS ABOUT EXPECTED 2001 REVENUE AND EARNINGS, CHANGING MARKET STRATEGIES, DEMAND FOR ELECTRONIC COMMERCE SOFTWARE AND RELATED SERVICES, EXPANDING SALES IN THE COMPANY'S TRADITIONAL MARKET AND ANTICIPATED DEMAND FOR NEW OFFERINGS. THESE FORWARD-LOOKING STATEMENTS INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. THE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING: BUSINESS CONDITIONS AND THE GENERAL ECONOMY; CHANGES IN DISTRIBUTION CHOICES AND CHANNEL PARTNERS; COMPETITIVE FACTORS; SALES AND MARKETING EXECUTION; SHIFTS IN TECHNOLOGIES OR MARKET DEMAND. ADDITIONAL INFORMATION COVERING FACTORS THAT COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM PROJECTED STATEMENTS CAN BE FOUND IN INTERSHOP'S 1999 ANNUAL REPORT, PRIOR QUARTERLY FILINGS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.


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

                    INTERSHOP COMMUNICATIONS AG
          CONDENSED CONSOLIDATED BALANCE SHEET (U.S.-GAAP)
                         (IN THOUSANDS EURO)

                                                                      DECEMBER 31,     DECEMBER 31,
                                                                     --------------------------------------
                                                                          2000             1999
                                                                          ----             ----
     ASSETS
     Current assets
         Cash and cash equivalents                                    [Euro] 84,062      [Euro] 12,065
         Marketable securities                                               27,509                  -
         Restricted cash                                                        168              1,437
         Trade receivables, net                                              36,984             23,333
         Prepaid expenses and other current assets                            8,514              3,870

                                                                     ----------------------------------
            Total current assets                                            157,237             40,705
     Property and equipment, net                                             22,054              5,610
     Investments                                                              2,550              6,222
     Goodwill and acquired intangible assets, net                            25,562                  -
     Other assets                                                             2,773              1,252
                                                                     ----------------------------------
            Total assets                                              [Euro]210,176      [Euro] 53,789
                                                                     ==================================


     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
         Current debt and current maturities of long-term debt        [Euro]    193      [Euro]     33
         Notes payable to shareholder                                             -              7,000
         Accounts payable                                                    10,345              5,149
         Accrued liabilities                                                 17,973              9,960
         Deferred revenue                                                     6,817              8,543
                                                                     ----------------------------------

            Total current liabilities                                        35,328             30,685
     Long-term debt                                                               -                 20
     Deferred revenue                                                           159                220
                                                                     ----------------------------------
            Total liabilities                                                35,487             30,925
                                                                     ----------------------------------

     Shareholders' equity
         Common stock                                                        88,003             16,878
         Paid-in capital                                                    180,858             48,169
         Notes receivable from shareholder                                        -               (141)
         Deferred compensation                                                    -               (273)
         Accumulated deficit                                                (95,881)           (45,406)
         Accumulated other  comprehensive income                              1,709              3,637
                                                                     ----------------------------------
            Total shareholders' equity                                      174,689             22,864

            Total liabilities and shareholders' equity                [Euro]210,176      [Euro] 53,789
                                                                     ==================================




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

            INTERSHOP COMMUNICATIONS AG
          CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (U.S.-GAAP)
          (IN THOUSANDS EURO, EXCEPT PER SHARE AMOUNTS)

                                                        THREE MONTHS ENDED          TWELVE MONTHS ENDED
                                                           DECEMBER 31,                 DECEMBER 31,
                                                     ----------------------------------------------------------
                                                         2000         1999            2000        1999
                                                         ----         ----            ----        ----

   REVENUES
      Licenses                                    [Euro] 14,501  [Euro]13,329  [Euro] 74,068  [Euro] 29,534
      Services, maintenance and other revenue            15,740         5,966         48,926         16,732
                                                     ------------------------------------------------------
      Total revenues                                     30,241        19,295        122,994         46,266

   COST OF REVENUES
      Licenses                                            1,304         2,249          5,289          4,786
      Services, maintenance and other revenue            17,422         3,396         43,453          8,465
                                                     ------------------------------------------------------
      Total costs of revenues                            18,726         5,645         48,742         13,251

   Gross Profit                                          11,515        13,650         74,252         33,015

   OPERATING EXPENSES
      Research and development                            3,479         1,987         10,191          7,115
      Sales and marketing                                27,198        16,003         75,743         34,771
      General and administrative                         13,234         3,702         27,590         11,206
      Goodwill and intangible asset amortization          1.002             -          1.477              -
                                                     ------------------------------------------------------
      Total operating expenses                           44,913        21,692        115,001         53,092

   Operating Loss                                       (33,398)       (8,042)       (40,749)       (20,077)

   OTHER INCOME AND EXPENSE
      Interest income                                     1.152           149          1.591            515
      Interest expense                                      (84)          (10)          (571)           (42)
      Other income                                          255           531            806          1,215
                                                     ------------------------------------------------------
      Total other income (expense)                        1,323           670          1,826          1,688

   Net Loss before provision for income taxes           (32,075)       (7,372)       (38,923)       (18,389)

   Provision for income taxes                               381             -            381              -


   Net Loss                                      [Euro] (32,456) [Euro](7,372) [Euro](39,304) [Euro](18,389)
                                                     ------------------------------------------------------
   Basic and Diluted net loss per share                   (0.38)        (0.09)         (0.47)         (0.23)
                                                     ======================================================

   Shares used in computing basic and                ------------------------------------------------------
      diluted net loss per share                         86,512       81,390          84,134      79,883
                                                     ------------------------------------------------------
